                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                             ----------------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (Amendment No. 10)(1)



                             TRANSMEDIA NETWORK INC.
                                (Name of Issuer)



                     Common Stock, $.02 Par Value Per Share
                         (Title of Class of Securities)



                                   893767-30-1
                                 (CUSIP Number)



                            Stephen P. Farrell, Esq.
                           Morgan, Lewis & Bockius LLP
                       101 Park Avenue, New York, NY 10178
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                 March 19, 1999
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/.

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 7 Pages)

----------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 893767-30-1                   13D                   Page 2 of 7 Pages
--------------------------------------------------------------------------------

     1        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Melvin Chasen

     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /_/
                                                                       (b) /x/

     3        SEC USE ONLY


     4        SOURCE OF FUNDS*

                       Not applicable.

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                         /_/

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       United States of America

                  7      SOLE VOTING POWER

  NUMBER OF                   0 shares of Common Stock
   SHARES
BENEFICIALLY      8      SHARED VOTING POWER
  OWNED BY
    EACH                      1,040,009 shares of Common Stock
  REPORTING
 PERSON WITH      9      SOLE DISPOSITIVE POWER

                              1,040,009 shares of Common Stock

                 10      SHARED DISPOSITIVE POWER

                              0 shares of Common Stock

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,040,009 shares of Common Stock

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                              /_/

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       8.26%

     14       TYPE OF REPORTING PERSON*

                       IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 893767-30-1                   13D                   Page 3 of 7 Pages
--------------------------------------------------------------------------------

         The Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on November 14, 1997 by Melvin Chasen is hereby amended and supplemented by this Amendment No. 10 as follows:

Item 1.           Security and Issuer.

         The securities to which this statement relates are shares of common stock, par value $.02 per share (the "Common Stock"), of Transmedia Network Inc., a Delaware corporation (the "Issuer").

         The principal executive offices of the Issuer are located at 11900 Biscayne Boulevard, Miami, Florida 33181.

Item 2.           Identity and Background.

         Melvin Chasen is a partner of Evolution Consulting Group, Inc. Correspondence should be directed to: Melvin Chasen, c/o Transmedia Network Inc., 11900 Biscayne Boulevard, Miami, Florida 33181. The address of Evolution Consulting Group, Inc. is 2300 Glades Road, Suite 220W, Boca Raton, Florida 33431.

         During the last five years, Melvin Chasen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         Melvin Chasen is a citizen of the United States of America.

         Based upon information contained herein, Melvin Chasen may be deemed to be part of a group with the Purchaser (as hereinafter defined), however, Melvin Chasen disclaims being a part of any such group.

Item 3.           Source and Amount of Funds or Other Consideration.

         Not Applicable.

Item 4.           Purpose of Transaction.

         Not Applicable.

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CUSIP No. 893767-30-1                   13D                   Page 4 of 7 Pages


Item 5.           Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated as follows:

         (a) Melvin Chasen is the beneficial owner of 1,040,009 shares of Common Stock. The shares beneficially owned by Melvin Chasen include (i) 234,100 shares owned by a family partnership for which Melvin Chasen exercises shared voting and investment authority, and (ii) 200,778 shares of Common Stock held by Iris Chasen, the wife of Melvin Chasen. Melvin Chasen disclaims beneficial ownership of Iris Chasen's shares of Common Stock.

         (b) Number of shares of Common Stock as to which Melvin Chasen has:

               (i) Sole power to vote or direct the vote: 0.

               (ii) Shared power to vote or direct the vote: 1,040,009 shares of Common Stock. By virtue of the voting proxy granted in favor of the Purchaser under the terms of the Stockholders Agreement (as hereinafter defined), described in item 6, Melvin Chasen may be deemed to have shared power to vote or to direct the vote of Melvin Chasen's 1,040,009 shares.

               (iii) Sole power to dispose or to direct the disposition of:
          1,040,009 shares of Common Stock.

               (iv) Shared power to dispose or to direct the disposition of: 0.

         (c) On March 18, 1999, the Chasen Family Partnership sold 500 shares of Common Stock at $5.125 per share in a brokered transaction in the public market. On March 19, 1999, the Chasen Family Partnership sold 10,000 shares of Common Stock at $4.50 per share in a brokered transaction in the public market.

         (d) Melvin Chasen has sole right to receive dividends on the 1,040,009 shares of Common Stock beneficially owned by Melvin Chasen.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Melvin Chasen and Iris Chasen, his spouse (collectively, the "Stockholders"), are parties to an Amended and Restated Agreement Among Stockholders (the "Stockholders Agreement"), dated as of March 3, 1998, pursuant to which the Stockholders granted Samstock, L.L.C. ("Samstock") and EGI-Transmedia Investors, L.L.C. ("TNI", and together with Samstock, the "Purchaser") a proxy to vote their shares and a right of first refusal on sales of their shares, subject to certain conditions. The Purchaser also has the right to require the Stockholders to sell their shares on the

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CUSIP No. 893767-30-1                   13D                   Page 5 of 7 Pages
--------------------------------------------------------------------------------

same terms as the Purchaser in certain circumstances. The Purchaser agreed to vote all shares over which it has voting control in favor of the election of Melvin Chasen to the Issuer's Board of Directors, as long as (i) the Stockholders own at least 950,000 shares of Common Stock of the Issuer, and (ii) the Purchaser and its affiliates collectively own at least five percent (5%) of the voting power of all of the Issuer's voting securities.

         Melvin Chasen disclaims beneficial ownership of the Issuer's Common Stock and warrants to purchase Common Stock owned by the Purchaser and its affiliates.

         The Stockholders Agreement is incorporated by reference to the Issuer's Current Report on Form 8-K as an exhibit to this Amendment No. 10 to Schedule 13D. The foregoing summary of material terms of this document is qualified in its entirety by reference to this exhibit.

         Except as disclosed in this Statement on Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Melvin Chasen and any other person with respect to any securities of the Issuer.

Item 7.           Material to be Filed as Exhibits.

Exhibit 10.1 Amended and Restated Agreement Among Stockholders, dated as of March 3, 1998, among Samstock, L.L.C., EGI-Transmedia Investors, L.L.C., Melvin Chasen and Iris Chasen and Transmedia Network Inc. (1)

----------

(1) Previously filed as an exhibit to the Issuer's Current Report on Form 8-K, dated March 3, 1998, as filed with the Commission on March 17, 1998.

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CUSIP No. 893767-30-1                   13D                   Page 6 of 7 Pages
--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 1999




                                            /s/ Melvin Chasen
                                            -------------------------------
                                                Melvin Chasen




         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for his purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs this statement shall be typed or printed beneath his signature.

         Attention: Intentional misstatements or omissions of fact constitute federal criminal violations. (See 18 U.S.C. 1001.)

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CUSIP No. 893767-30-1                   13D                   Page 7 of 7 Pages
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                                INDEX TO EXHIBITS


Exhibit Number                  Description                          Page
--------------                  -----------                          ----

      1             Amended and Restated Agreement Among              *
                    Stockholders, dated as of March 3, 1998, among Samstock, L.L.C., EGI-Transmedia
                    Investors, L.L.C., Melvin Chasen and
                    Iris Chasen and Transmedia Network Inc.